Exhibit 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of February 22, 2006 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto as of and for the year ended December 31, 2006.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the production start dates for the Yaloginda, Belahouro, Gwalia Deeps and Pascua projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC’s views as of the date of this document. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data)	Year ended December 31,
	2006	2005	2004
Statement of Operations
Royalty revenues	$ 20,346	$ 425	$ 357
Amortization of royalty interest in mineral properties	6,005	363	277
General and administrative	5,360	7,272	728
Earnings (loss)	11,678	(8,495)	(645)
Basic and diluted earnings (loss) per share	0.20	(0.17)	(0.08)
Statement of Cash Flows
Cash from (used in) operating activities	3,710	(1,789)	(161)

	December 31,
	2006	2005	2004
Balance Sheet
Total assets	262,731	255,165	3,502
Senior secured debentures	22,028	21,368	-
Shareholders’ equity	174,483	159,894	2,758

FINANCIAL PERFORMANCE

Financial overview

During 2006, the Company recognized the first royalty revenue from its 2.7% Net Smelter Return (“NSR”) on the Voisey’s Bay nickel, copper and cobalt mine operated by CVRD Inco Limited.  Revenue recognized from this royalty in 2006, representing a partial year of production from the mine, was $19.1 million.  In addition, on June 12, 2006, the Company acquired the Western Australia royalty, which includes the operating Southern Cross Mine.  Quarterly revenues from royalty operations in 2006 were as follows:

(thousands)	Q1	Q2	Q3	Q4	2006 Total
Southern Cross	$ -	$ 66	$ 306	$ 498	$ 870
Voisey’s Bay	343	1,843	7,945	8,930	19,061
Williams	67	116	105	98	386
Other	3	24	1	1	29
	$413	$2,049	$8,357	$9,527	$20,346

The significant increase in royalty revenues contributed to net earnings of $11.7 million in 2006, or $0.20 per share compared to losses of $8.5 million, or $0.17 per share in 2005 and $0.6 million in 2004, or $0.08 per share.  Decreases in Canadian Federal and Provincial income tax rates also resulted in a non-recurring future tax recovery of $9.7 million during 2006.

The start-up of Voisey’s Bay was also the primary factor for the increase in cash flow from operations, from a use of $1.8 million in 2005 to a source of $3.7 million during 2006.  Working capital was $17.9 million at December 31, 2006, up from $15.9 million at December 31, 2005.

On February 12, 2007, the Company completed a Unit Offering (discussed below) of 8,334,000 units at CA$5.40, and generating net proceeds to the Company of CA$42.3 million ($36.0 million).

During January and February 2007, the Company closed on the acquisition of a sliding-scale royalty on the Pascua gold project in Chile (the “Pascua Royalty”), scheduled to begin production in 2010.  The acquisition was funded from existing cash reserves and the proceeds from the Unit Offering.

Royalty revenue and operations

The Voisey’s Bay mine began operations in late 2005.  Due to the nature of the sales agreements on the Voisey’s Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the royalty revenue earned during 2006 represents payments on concentrate shipped from Voisey’s Bay during the initial start-up of operations from November 2005 to July 2006.  Accordingly, the production figures noted below for Voisey’s Bay represent only a partial year of production.

Production and revenue (unaudited)
			Production (1)			Revenue (thousands)
Mine	Commodity	Royalty	2006	2005	2004	2006	2005	2004

Williams	Gold	0.25% NSR	253	381	350	$ 386	$ 423	$ 357

Southern Cross (2)	Gold	1.5% NSR	95	-	-	870	-	-

Voisey’s Bay						19,061	-	-
	Nickel	2.7% NSR	67,073	-	-
	Copper	2.7% NSR	53,362	-	-
	Cobalt	2.7% NSR	2,504	-	-

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

(2)

For the period from June 12, 2006 to December 31, 2006.

Average metal prices received (unaudited)
	2006	2005	2004
Gold, per ounce	$611	$444	$408
Nickel, per pound (1)	$11.62	-	-
Copper, per pound (1)	$ 3.25	-	-
Cobalt, per pound (1)	$15.32	-	-

(1)

Before transportation, smelting and refining costs.

Royalty revenues rose significantly in 2006 to $20,346,000 from $425,000 in 2005 and $357,000 in 2004.  The increase was a direct result of the start-up of the Voisey’s Bay mine during the year and the acquisition of the Southern Cross Royalty in June of 2006.  The increase was further impacted by the record year for commodity prices during 2006, with nickel and copper reaching all time highs of $16.19 per pound and $3.98 per pound, respectively, and gold reaching a 25 year high of $725 per ounce.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property.  Amortization on mineral properties increased from $277,000 in 2004 and $363,000 in 2005, to $6,005,000 during 2006, attributable to the start-up of the Voisey’s Bay mine and the acquisition of the Southern Cross royalty.

All proceeds from the Voisey’s Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20%.  The tax was $3.8 million in 2006 compared to nil in 2005 and 2004.

Costs and expenses

General and administrative expenses were $5,360,000 in 2006, compared to $7,272,000 in 2005 and $728,000 in 2004, which included stock-based compensation charges of $959,000 in 2006, $4,992,000 in 2005 and $92,000 in 2004.  After deducting these charges general and administrative costs were $4,401,000, $2,280,000 and $636,000 in 2006, 2005 and 2004 respectively.  Salary costs increased by $868,000 in 2006 to $1,665,000, primarily as a result of a $450,000 severance charge related to the resignation of the Company’s President, and bonuses to officers and employees of $250,000 in 2006 compared to $nil in 2005.  Professional fees increased by $378,000 in 2006 due in large part to the registration of the Company’s common shares in the United States and also to other legal fees related to regulatory and tax issues.  Other areas contributing to the increase in 2006 were in shareholder and investor relations costs, due to the listing of Company’s shares on the American Stock Exchange during the year and a full year of shareholder and promotional costs compared to only a partial year during 2005.

In 2004, the increase in general and administrative expenses was largely due to the change from a private company to a publicly listed company.  During 2004, all of IRC’s executives and employees were on a part-time basis and/or were paid reduced salaries in order to preserve cash resources.  In addition, IRC’s directors were paid no fees during 2004 and professional fees were kept to a minimum.  With the completion of the Company’s IPO in February 2005, all employees were increased to their stated salaries, and additional employees were hired to accommodate the increased demands of a public company, and to assist the Company in the identification, assessment and acquisition of new royalty interest opportunities.   The Company also added new directors, and began to pay our outside directors fees comparable to those of companies similar to IRC.  Professional fees, filing and listing fees, printing and mailing costs, insurance, and other costs associated with being a public company increased as a result of our IPO.

Business development expenses were $534,000 during 2006 compared to $263,000 in 2005 and $nil in 2004.  Most of the increase during 2006 related to the addition of two new employees devoted entirely to business development and a more focused effort identifying and evaluating acquisition opportunities.

Interest expense of $2,338,000 during 2006 was $512,000 higher than the previous year, due to a full year of interest on the Company’s Debentures in 2006 compared to approximately 10 months in 2005, a stronger Canadian dollar during the year, and an increase in amortization on the deferred charges and discount related to the Debentures.

Impairment of royalty interests in mineral properties was $358,000 in 2006, compared to $64,000 in 2005 and $nil in 2004.  The Company also had a foreign currency gain of $351,000 in 2006, compared to a loss of $85,000 during 2005, due primarily to a stronger Canadian dollar benefiting the Company’s Canadian dollar denominated assets in the first half of 2006.

During 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006.  In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010.  As a result of these changes, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,707,000 during the year ended December 31, 2006.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow from operating activities was $3,710,000 in 2006 compared to a use of $1,789,000 and $161,000 in 2005 and 2004, respectively.  The increase in 2006 primarily is attributable to the increase in revenue as discussed above, and offset by increases in royalty taxes, general and administrative, business development and cash interest expense.  Also, all of the revenue recorded in the fourth quarter of 2006 of $7,751,000 (net of royalty taxes) was in royalty receivables at December 31, 2006 and will be reflected in 2007 cash flow from operating activities.  The larger use of cash in 2005 versus 2004 was a result of the increased general and administrative, business development and interest expense incurred after the IPO with no increase in revenue during the period.

The Company receives its royalty payment on the Voisey’s Bay mine from CVRD Inco net of the 20% mineral rights tax of Newfoundland and Labrador (“Mineral Rights Tax”).  In accordance with the guidance in CICA EIC 123 "Reporting Revenues Gross as Principal Versus Net as an Agent", the revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

Cash used for royalty acquisitions was $10.0 million during 2006, substantially all of which was for the acquisition of the Western Australia royalty in June of 2006.  Sources of cash from investing activities were the use of the restricted cash for interest payment on the Debenture during the year, and the transfer of short-term investments to cash and cash equivalents during the year.

During the year ended December 31, 2005, IRC acquired the Voisey’s Bay royalty interest for cash consideration of $124.1 million, and additional royalty portfolios from John Livermore, Hecla Mining Company, the Hunter Exploration Group and BHP Billiton Worldwide Exploration Inc. for total cash consideration of $1.5 million.  IRC also invested a total of $1.7 million in restricted cash and $1.7 million in short-term investments during 2005.

Financing Activities

During 2006, the Company received $1,951,000 in cash proceeds from the exercise of warrants.  On February 22, 2005, the Company completed its IPO of 37,790,698 Common Shares at CA$4.30 per Common Share for gross proceeds of CA$162,500,000.  Coinciding with the IPO, the Company also completed a “Unit Offering” for gross proceeds of CA$30,000,000.  The Unit Offering consisted of CA$30,000,000 of 5.5% senior secured debentures (the “Debentures”) due February 22, 2011 and 1,395,360 Common Shares.  Proceeds received during 2005 are summarized as follows:

($ in thousands)	CA$	US$

Gross proceeds from the IPO	162,500	131,659
Gross proceeds from the Unit Offering	30,000	24,321
Agents’ commission and expenses of the IPO	(16,220)	(13,087)
Net proceeds	176,280	142,893

Cash Resources and Liquidity

The Company had a cash and short-term investment position of $11.6 million at December 31, 2006 and working capital of $17.9 million, compared to $14.5 million and $15.9 million, respectively, at December 31, 2005.  The increase in working capital during the year is primarily a result of the increase in revenue previously described.

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20 million.  The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

On January 10, 2007, IRC concluded the first of two closings on the Pascua Royalty.  The first closing, for a cash price of $11.4 million, covered approximately one third of the total royalty purchased.  The purchase of the remaining interest for $26.0 million closed on February 16, 2007, with the proceeds from the offering discussed below.  In completing the first closing of the Pascua Royalty, IRC drew down $4 million from the $20 million Revolving Facility.  The Company also repaid the $4 million out of the proceeds of the offering discussed below.

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit.  Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date.  The expiry date of the Warrants is subject to acceleration if the Common Shares have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days.  Total net proceeds to the Company, after agents’ commission and estimated expenses of the offering was CA$42.3 million.

The Company’s near-term cash requirements are limited to general and administrative, business development and interest expenses.  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties.  Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of Common Shares.

The Company believes that its current cash position, together with cash from operations will be sufficient to cover the cost of general and administrative, business development and interest expenses into the foreseeable future.

The Company’s contractual obligations for future principal payments are summarized below.  Interest payments are CA$1,650,000 annually.

($ in thousands ) Year	Debenture Principal Obligations (1)

2007	$ -
2008	-
2009	-
2010	-
2011	25,743
Total	$ 25,743

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.1654.

Financial Position

In 2005 the Company recorded an adjustment to the purchase price of the Archean acquisition (Voisey’s Bay Royalty) and its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.   The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to the future income tax liability.  This adjustment will have no impact on future cash flows of the Company.  Recording of the future income tax liability has been offset by a corresponding recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering.  Details of the balance in future income taxes at December 31, 2006 are as follows:

(in thousands of $)
Adjustment to royalty interests in mineral properties	$66,616
Deferred income	3,546
Share issue costs	(2,144)
Net operating losses	(4,065)
Discount on senior secured debentures	418
Other, net	(223)
$64,148

During the year ended December 31, 2006, the Company issued 1,124,000 stock options to its directors, officers and employees.  The stock options were at a weighted average exercise price of CA$4.76 per share and vest over three years from the time of issuance.

Quarterly Information

Net earnings for the quarter ended December 31, 2006 were $3.0 million or $0.05 per share compared to a loss of $0.8 million or $0.01 per share for the quarter ended December 31, 2005.  Royalty revenues were $9.5 million in the fourth quarter of 2006 compared to $0.1 million in the fourth quarter of 2005.  The large increase was driven by the start-up of the Voisey’s Bay mine and the acquisition of the Southern Cross royalty.

Amortization on mineral properties increased from $89,000 in the quarter ended December 31, 2005, to $2,327,000 during the same quarter in 2006, attributable primarily to the start-up of the Voisey’s Bay mine and the acquisition of the Southern Cross royalty.  Royalty taxes were $1.8 million in 2006 compared to nil in 2005, also as a result of the start-up of Voisey’s Bay.

General and administrative expenses were $1,592,000 during the quarter ended December 31, 2006, compared to $758,000 in the quarter ended December 31, 2005.  Salaries and benefits increased by $307,000 to $509,000, primarily as a result of $250,000 in bonuses authorized by the Board of Directors in the fourth quarter of 2006.  Stock-based compensation also increased to $295,000 during the fourth quarter of 2006 compared to $125,000 in 2005.  Legal, accounting and other professional fees accounted for approximately $100,000 of the increase due to assistance required in the registration of the Company’s Common Shares in the United States and a listing on the American Stock Exchange.

Cash from operating activities was $5,458,000 during the fourth quarter of 2006 compared to a use of $488,000 in the same quarter in 2005.  The large increase was primarily driven by the increase in revenues from the Voisey’s Bay and Southern Cross royalties, and offset by the increase in expenses discussed above.

The following table provides selected financial data derived from the Company’s eight most recently completed quarters.

($ in thousands, except per share data)	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Statement of Operations
Royalty revenues	$9,527	$8,357	$2,049	$413	$113	$107	$107	$98
Net earnings (loss)	2,955	1,506	8,654	(1,437)	(761)	(1,128)	(989)	(5,617)
Basic and diluted earnings (loss) per share	0.05	0.03	0.15	(0.03)	(0.01)	(0.02)	(0.02)	(0.20)

The increase in revenues and earnings for the quarters in 2006 are a result of the start-up of Voisey’s Bay and the acquisition of the Southern Cross royalty as previously discussed.  In addition, the second quarter of 2006 net earnings include a tax recovery of $9.7 million related to the decrease in provincial and federal tax rates enacted during that quarter.

The large increase in the net loss in the first quarter of 2005 is due primarily to a charge to stock-based compensation of $4,651,000 related to the initial issuance of stock options upon completion of the Company’s IPO in February 2005.  The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000 during the quarter.

OUTLOOK

During 2007, the Company will benefit from a full year of royalty revenue from the Williams, Voisey’s Bay and the Southern Cross mines.  In addition Mercator Gold Plc has announced it will begin gold production at its Meekatharra (Yaloginda) operations in Western Australia in June 2007 at an initial rate of 120,000 ounces per year.  The Company owns a 1.5% net smelter returns royalty on the Meekatharra operation through its acquisition of the Western Australia royalty in 2006.  Several other of the Company’s royalties are expected to begin production in 2008, including the Inata Project (Belahouro) in Burkina Faso, West Africa and the Gwalia Deeps underground project in Western Australia operated by St Barbara Limited.

During January and February 2007, the Company closed on the acquisition of a sliding-scale royalty (the royalty rate will range from 0.675% at a gold price of $400 per ounce to 2.250% at a gold price of $800 per ounce) on the Pascua gold project in Chile. The operator of the Pascua Project is Barrick Gold Corporation and is expected to begin production in 2010 at an annual rate of 750,000 ounces per year as stated on their website.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability.

The Company’s Debentures are denominated in Canadian dollars.  In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts.  All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the Debentures.

Related Party Transactions

IRC subleased its corporate headquarters office space in Denver, Colorado from a company controlled by the chairman and chief executive officer of the Company through May 2005.  The terms of the sublease were the same as the original underlying lease.  Rent expense under the sublease during 2005 and 2004 was $10,000 and $24,000, respectively.

During the years ended December 31, 2006, 2005 and 2004, IRC incurred legal fees of CA$3,000, CA$12,000 and CA$42,000, respectively, from a law corporation related to one of its directors.

These amounts are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These expenses are included in general and administrative expenses on the statement of operations.

There were no amounts due from or to related parties at December 31, 2006 and 2005.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties.  These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.  Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.  For the years ended December 31, 2006, 2005 and 2004, IRC recorded revenue based on actual amounts received.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves.  Acquisition costs of royalty interests on exploration and development stage mineral properties are not amortized.  At such time as the associated exploration or development stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.  Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Stock options and warrants

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option.  Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant.

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  Financial statements of prior periods are required to be restated for certain comprehensive income items.  In addition, an enterprise is encouraged, but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

The Company is in the process of determining what impact, if any, adoption of this statement will have on the Company’s consolidated financial statements.

Equity

CICA Handbook Section 3251 – Equity, replaces Section 3250 – Surplus.  It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3251 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  Financial statements of prior periods are required to be restated for certain specified items.  For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

The Company is currently assessing the impact, if any, adoption of this statement will have on the Company’s financial statements.  The Company does not expect the adoption of this statement to have a significant impact on the operations of the Company.

Financial Instruments

In January 2006, the AcSB issued CICA 3855, “Financial Instruments - Recognition and Measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives (“Financial Instruments”).  CICA 3855 requires that all Financial Instruments be recorded at fair value upon initial recognition and that Financial Instruments classified as held for trading or as available-for-sale should be measured at fair value after initial recognition.  The new standard is effective for years beginning after October 1, 2006.  The Company is currently assessing the impact of adoption on its consolidated financial position and results of operation.

OUTSTANDING SHARE DATA

As of February 22, 2007, there were 66,546,970 Common Shares outstanding.  In addition there were 5,102,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share.  There were also 4,167,000 warrants outstanding allowing the holders to purchase Common Shares at a price of CA$6.50 before November 12, 2007 and at a price of CA$7.00 from November 12, 2007 to August 12, 2008.  These warrants expire on August 12, 2008 and are subject to acceleration if the Common Shares have a closing price at or above CA$8.00 before November 12, 2007 or CA$8.50 after November 12, 2007, for 20 consecutive trading days.  In addition there were 652,568 warrants outstanding allowing the holders to purchase Common Shares at CA$3.00 per share and 85,688 warrants outstanding which allow the holders to purchase Common Shares at CA$0.80 per share.  The $3.00 warrants and $0.80 warrants expire on February 23, 2007.

DISCLOSURE CONTROLS AND PROCEDURES

In accordance with National Instrument 52-109 respecting certification of disclosure in issuers' annual and interim filings, the Chief Executive Officer and the Chief Financial Officer (the "Disclosure Committee") have evaluated the effectiveness of the Company's disclosure controls and procedures for the year ended December 31, 2006.  The Disclosure Committee has concluded that the Company's disclosure controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or any other report filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information required to be disclosed in the foregoing filings or reports is accumulated and communicated to the Company's management, including its Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..